UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

December 7, 2023

(Date of Report (Date of earliest event reported))

FUNDRISE GROWTH EREIT VII, LLC

(Exact name of registrant as specified in its charter)

Delaware	84-4457263
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 12, 2023

As of December 12, 2023, our net asset value (“NAV”) per common share is $9.50. This NAV per common share shall be effective until updated by us on or about December 31, 2023 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate assets and, as with any commercial real estate valuation methodology, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. To the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our sponsor’s internal accountants and asset management team calculate our NAV per common share using a process that reflects, among other things, estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events. For joint venture or direct equity investments, our sponsor primarily relies on the income method, such as discounted cash flow method and the direct capitalization method. Under the discounted cash flow method, our sponsor’s asset management team calculates the distributions due to the respective investment based on a property-level pro forma measured against ongoing actual performance over the projected likely-hold period. The direct capitalization method converts a single year’s estimated stabilized net operating income into a value indication by applying a market-based capitalization rate. Discount rates, market-based capitalization rates, and growth assumptions utilized in the income approach are derived from market transactions as well as other financial and industry data.

On December 7, 2023, the sponsor’s internal accountants and asset management team became aware of information derived from market transactions as well as other financial and industry data that indicated changes to key assumptions to the NAV calculation which would change the NAV per share by more than 5% from the last disclosed NAV. The following summarizes the key assumptions that were updated in the valuation methods to arrive at the value of each of our commercial real estate assets and investments:

Valuation Technique	Unobservable Input (1)	Range	Portfolio Weighted Average
Income Approach, Direct Capitalization Method	Capitalization Rate	4.65% - 5.50%	5.00%

(1)	Represents the significant unobservable inputs used to fair value the financial instruments of the joint ventures. The fair value of such financial instruments is the largest component of the valuation of such entities as a whole.

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 12, 2023 (1)	September 30, 2023 (1)	Change

ASSETS	$76,832	$81,008	$(4,176)
LIABILITIES	$3,282	$3,282	$0
NET ASSETS	$73,550	$77,726	$(4,176)
NET ASSET VALUE PER SHARE, on 7,742,054 shares outstanding, net of offering costs	$9.50	$10.04	$(0.54)

(1)	Estimated Balance Sheets as of December 12, 2023 and September 30, 2023.

The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions. In addition, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders.

Beginning on December 12, 2023, the per share purchase price of our Common Shares will be $9.50 per share, as the per share purchase price shall equal the then-current NAV per common share. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after December 31, 2023, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Historical NAV Information

Below is the NAV per common share, as determined in accordance with our valuation policies, for each period presented from June 30, 2021 to December 12, 2023.

Date	NAV Per Share
June 30, 2021	$10.23
September 30, 2021	$10.65
December 31, 2021	$11.20
March 31, 2022	$11.74
June 30, 2022	$12.51
September 30, 2022	$11.60
December 31, 2022	$10.66
March 31, 2023	$10.79
June 30, 2023	$10.41
September 30, 2023	$10.04
December 12, 2023	$9.50

Real Estate Performance

The Company experienced a slight decrease in NAV driven by (among other things) macroeconomic headwinds, which resulted in slightly higher cap rates for some of the Company’s stabilized single-family rental assets where interest rate increases outpaced net operating income growth.

However, the majority of the assets continue to perform as expected and are progressing through their respective business plans. As of December, the 2023 stabilized occupancy of the build-to-rent portfolio was approximately 92% with continued rent growth.

We remain confident in the stability of the Company's portfolio and its long term return potential, even in the current macroeconomic environment.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE GROWTH EREIT VII, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 12, 2023